Unitedhealth Underwriting Syndicate Members


Banc of America Securities LLC
Bear, Stearns & Co.
Citigroup Global Markets Inc.
Deutsche bank Securities Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Loop Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
The Williams Capital Group L.P.